SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 26, 2007
Shaw Communications Inc.

By: /s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces solid fourth quarter results and 9% dividend increase
Calgary, Alberta (October 26, 2007) – Shaw Communications Inc. today announced results for the fourth quarter and fiscal year ended August 31, 2007. Consolidated service revenue of $715 million and $2.77 billion for the three and twelve month period improved 13.2% and 12.8%, respectively, over the comparable periods last year. Total service operating income before amortization1 of $326 million and $1.24 billion increased by 18.5% and 15.0% respectively, over the same periods in 2006. Funds flow from operations2 increased to $273 million for the quarter and $1.03 billion for the year compared to $221 million and $847 million in the same periods last year.
During the quarter Digital Phone lines grew by 41,604 to 385,357. Internet and Digital customers increased by 29,857 to 1,451,756 and 15,709 to 763,140, respectively. Basic cable subscribers decreased by 2,057 to 2,226,841 and DTH customers were up 1,686 to 879,585.
Free cash flow1 for the quarter was $76 million bringing the annual total to $356 million. This compares to $55 million and $265 million for the same periods last year, an improvement of $21 million and $91 million, respectively. The growth in free cash flow was primarily related to higher service operating income before amortization, partially offset by increased capital investment.
Chief Executive Officer Jim Shaw commented, “Solid fourth quarter results conclude a year of significant accomplishments: Our service operating income before amortization grew 15% in fiscal 2007 and has grown in excess of 25% over the last two fiscal years. This pace has been driven by customer growth, value enhancements which support pricing, and the rapid penetration of Digital Phone. Despite tight labour markets, we have increased our workforce by over 1,500 employees over the last two years, to approximately 9,000 in total, in order to ensure that we deliver on our promise to provide exceptional customer service, which we believe remains a key differentiator. During the year, we reduced net debt and strengthened our credit metrics, repurchased over $100 million of shares, and more than doubled our dividend rate. We lead the North American cable industry in dividend yield and currently rank in the top 30 high-yielding corporations included in the S&P/TSX 300 Index. Our shareholders were rewarded for this success with a total annual return of over 50% on their shares. Looking forward, we are off to a solid start in fiscal 2008 and our outlook for the year calls for continued earnings growth.”
Net income of $136 million or $0.31 per share for the quarter ended August 31, 2007 compared to $210 million or $0.49 per share for the comparable quarter last year. Net income for the year was $388 million or $0.90 per share compared to $458 million and $1.05 per share last year. The current and comparable three and twelve month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a gain on the sale of a portfolio investment in the third quarter of 2006, as well as tax recoveries related to reductions in enacted income tax rates in each of the first, third and fourth quarters of 2006 as well as the current quarter. Excluding the non-operating items, net income for the three and twelve month periods ended August 31, 2007 would have been $100 million and $346 million compared to net income of $60 million and $212 million in the comparable periods.3
Cable division service revenue for the three and twelve month period of $542 million and $2.08 billion was up 16.0% and 15.2%, respectively, over the same periods last year. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization increased 23.0% to $267 million for the quarter and 16.1% to $996 million for the year.
Satellite division service revenue of $173 million and $692 million for the three and twelve month period, respectively, increased 5.3% and 6.3% over the comparable periods. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter and year were up 2.0% to $59 million and 10.7% to $244 million, respectively
Looking forward, Mr. Shaw noted: “For fiscal 2008, we expect service operating income before amortization to grow in an approximate range of 10% – 12%. Capital expenditures are forecasted to exceed $650 million as we continue to invest to ensure our network will support and maintain our leading broadband business, grow telephony products and provide next generation services for our customers. We plan to manage capital expenditures in line with business growth in order to target free cash flow generation of $450 million or better.”
Mr. Shaw continued, “Our Board of Directors has approved a 9% increase in the equivalent annual dividend rate to $0.72 on Shaw’s Class B Non-Voting Participating shares and $0.7175 on Shaw’s Class A Participating shares. This new rate represents an annual yield of approximately 2.8% based on the current trading price and will be effective commencing with the monthly dividend paid on December 28, 2007.
During the quarter, shareholders approved a two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares which became effective on July 30, 2007.
During the quarter, Shaw repurchased 4,408,400 of its Class B Non-Voting Shares for cancellation for $105 million. The Company plans to renew its normal course issuer bid in early November.
In closing, Mr. Shaw summarized: “As we head into our new fiscal year we look forward to what lies ahead and are confident that with our leading network infrastructure and the dedicated efforts of our employees we are ready to meet the challenge of a competitive market and deliver another year of solid results.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including almost 1.5 million Internet subscribers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2007
October 25, 2007
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2006 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2007
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	715,471	631,888	13.2	2,774,445	2,459,284	12.8
Service operating income before amortization (1)	326,052	275,127	18.5	1,239,625	1,077,917	15.0
Funds flow from operations (2)	272,545	220,617	23.5	1,028,363	847,197	21.4
Net income	135,932	210,369	(35.4)	388,479	458,250	(15.2)
Per share data:
Earnings per share – basic	$0.31	$0.49		$0.90	$1.05
– diluted	$0.31	$0.48		$0.89	$1.05
Weighted average participating shares outstanding during period (000’s)	433,864	432,795		432,493	435,332

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
		Three months ended		Year ended
	Total	August 31,		August 31,
	August 31, 2007	2007	2006	2007	2006

Subscriber statistics:
Basic cable customers	2,226,841	(2,057)	2,766	20,521	41,281
Digital customers	763,140	15,709	9,630	90,556	71,253
Internet customers (including pending installs)	1,451,756	29,857	25,907	134,301	138,581
DTH customers	879,585	1,686	3,221	10,377	24,546
Digital Phone lines (including pending installs)	385,357	41,604	43,744	172,650	156,144

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	As at August 31, 2007 Digital Phone was available to approximately 82% of our homes passed. The footprint was expanded in British Columbia in the quarter with launches in Nanaimo, Cloverdale, Port Moody, Summerland, and several of their surrounding areas. Most recently the service was launched in Duncan, British Columbia and Portage La Prairie, Manitoba.
•	During the quarter Digital Phone lines grew by 41,604 to 385,357. Internet and Digital customers increased by 29,857 to 1,451,756 and 15,709 to 763,140, respectively. Basic cable subscribers decreased by 2,057 to 2,226,841 and DTH customers were up 1,686 to 879,585.
•	Consolidated service revenue of $715.5 million and $2.77 billion for the three and twelve month period improved 13.2% and 12.8%, respectively, over the comparable periods last year. Total service operating income before amortization of $326.1 million and $1.24 billion increased by 18.5% and 15.0% respectively, over the same periods in 2006.
•	Consolidated free cash flow[1] for the quarter was $76.1 million bringing the annual total to $356.2 million. This compares to $54.9 million and $265.4 million for the same periods last year, an improvement of $21.2 million and $90.7 million, respectively.
•	During the quarter shareholders approved a two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares which became effective on July 30, 2007.
•	The Board of Directors approved a 9% increase in the equivalent annual dividend rate to $0.72 on Shaw’s Class B Non-Voting Participating shares and $0.7175 on Shaw’s Class A Participating shares. This new rate will be effective commencing with the monthly dividend paid on December 28, 2007.
•	Shaw repurchased 4,408,400 of its Class B Non-Voting Shares for cancellation during the quarter for $104.8 million ($23.76 per share). The Company plans to renew its normal course issuer bid in early November.
Consolidated Overview
Consolidated service revenue of $715.5 million and $2.77 billion for the quarter and year, respectively, increased by 13.2% and 12.8% over the same periods last year. The improvements in both periods were primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three and twelve month period was up 18.5% and 15.0% over the comparable periods to $326.1 million and $1.24 billion. The increases were driven by overall revenue growth.
Net income was $135.9 million and $388.5 million for the three and twelve months ended August 31, 2007, compared to $210.4 million and $458.3 million for the same periods last year. A number of non-operating items affected net income in each of the periods including future tax recoveries mainly related to reductions in corporate income tax rates which contributed $35.5 million to net income in the current quarter and annual period, and $150.0 million and $204.8

Shaw Communications Inc.
million in the comparable quarter and annual period, respectively. Also during fiscal 2006 the Company reported higher gains related to the sale of several portfolio investments which contributed an additional $49.9 million before taxes. Outlined below are further details on these and other operating and non-operating components of net income for each quarter.

	Year ended			Year ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2007	of interest	operating	August 31, 2006	of interest	operating

Operating income	766,510			579,566
Interest expense	(245,043)			(254,303)

Operating income after interest	521,467	521,467	—	325,263	325,263	—
Gain on sale of investment	415	—	415	50,315	—	50,315
Debt retirement costs	—	—	—	(12,248)	—	(12,248)
Foreign exchange gain on unhedged long-term debt	—	—	—	5,369	—	5,369
Fair value loss on foreign currency forward contract	—	—	—	(360)	—	(360)
Other gains	9,105	—	9,105	6,205	—	6,205

Income before income taxes	530,987	521,467	9,520	374,544	325,263	49,281
Income tax expense (recovery)	142,871	175,488	(32,617)	(83,662)	113,537	(197,199)

Income before the following	388,116	345,979	42,137	458,206	211,726	246,480
Equity income on investees	363	—	363	44	—	44

Net income	388,479	345,979	42,500	458,250	211,726	246,524

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000's Cdn)	August 31, 2007	of interest	operating	August 31, 2006	of interest	operating

Operating income	205,479			152,368
Interest expense	(60,387)			(62,721)

Operating income after interest	145,092	145,092	—	89,647	89,647	—
Gain on sale of investments	—	—	—	3,180	—	3,180
Debt retirement costs	—	—	—	(4,125)	—	(4,125)
Foreign exchange gain on unhedged long-term debt	—	—	—	9	—	9
Other gains	580	—	580	935	—	935

Income (loss) before income taxes	145,672	145,092	580	89,646	89,647	(1)
Income tax expense (recovery)	9,997	45,299	(35,302)	(120,486)	30,041	(150,527)

Income before the following	135,675	99,793	35,882	210,132	59,606	150,526
Equity income on investees	257	—	257	237	—	237

Net income	135,932	99,793	36,139	210,369	59,606	150,763

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of August 31, 2007
	net income compared to:
	Three months ended		Year ended
	May 31, 2007	August 31, 2006	August 31, 2006

(000’s Cdn)
Increased service operating income before amortization	15,304	50,925	161,708
Decreased (increased) amortization	(3,351)	2,186	25,236
Decreased interest expense	831	2,334	9,260
Change in net other costs and revenue (1)	(7,031)	601	(39,442)
Decreased (increased) income taxes	38,521	(130,483)	(226,533)

	44,274	(74,437)	(69,771)

(1)	Net other costs and revenue include: gain on sale of investments, foreign exchange gain on unhedged long-term debt, fair value loss on a foreign currency forward contract, debt retirement costs, other gains and equity income on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share of $0.31 for the quarter and $0.90 for the year compares to $0.49 and $1.05, respectively, in the same periods last year. The comparable periods benefited from higher future tax recoveries primarily related to reductions in corporate income tax rates of $114.5 million and $169.3 million, respectively, as well as increased gains related to the sale of portfolio investments which contributed, on a before tax basis, $3.2 million and $49.9 million, respectively. These items were partially offset by improved service operating income before amortization in the current three and twelve month period of $50.9 million and $161.7 million, respectively, decreased amortization of $2.2 million and $25.2 million, respectively, and decreased interest expense of $2.3 million and $9.3 million, respectively. These improvements were partially offset by increased income taxes of $15.3 million and $62.0 million, respectively, that resulted from taxes in the current periods related to higher service operating income before amortization.
Net income in the current quarter improved $44.3 million over the third quarter of fiscal 2007. The increase was due to a tax recovery, mainly related to reductions in corporate income tax rates, of $35.5 million and improved service operating income before amortization of $15.3 million. These increases were partially offset by a reduction in net other costs and revenues of $7.0 million in the current quarter. The change in net other costs and revenues was primarily due to gains reported in the prior period related to the sale of certain corporate assets and foreign exchange.
Funds flow from operations was $272.5 million in the fourth quarter compared to $220.6 million in the comparable quarter, and on an annual basis was $1.03 billion compared to $847.2 million in 2006. The improvement over the respective quarterly and annual comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter of $76.1 million improved $21.2 million over last year. Annual free cash flow of $356.2 million was up $90.7 million over the prior year. The growth over the respective quarterly and annual comparative periods was principally due to increased service operating income before amortization of $50.9 million and $161.7 million, respectively, partially offset by increased capital investment of $30.6 million and $82.1 million,

Shaw Communications Inc.
respectively. The Cable division generated $54.3 million of free cash flow for the quarter compared to $34.7 million in the comparable period. The Satellite division achieved free cash flow of $21.8 million for the quarter compared to free cash flow of $20.2 million in the same period last year.
The Company anticipates growth to continue in fiscal 2008 and announced preliminary guidance. The preliminary view is for service operating income before amortization to grow in an approximate range of 10% — 12%. Capital expenditures are forecasted to exceed $650 million as Shaw continues to invest to ensure the network will support and maintain its leading broadband business, grow telephony products and provide next generation services for its customers. The Company plans to manage capital expenditures in line with business growth in order to target free cash flow generation of $450 million or better.
Today Shaw’s Board of Directors approved a 9% increase in the equivalent annual dividend rate to $0.72 on Shaw’s Class B Non-Voting Participating shares and $0.7175 on Shaw’s Class A Participating shares. This new rate will be effective commencing with the monthly dividend paid on December 28, 2007.
The significant growth in net income before taxes over the past several years has reduced the Company’s tax loss carryforwards. Shaw anticipates these will be fully utilized during fiscal 2009 and the Company will commence being cash taxable at that time. The Company has tax loss carryforwards at the end of 2007 of approximately $900 million.
During the quarter, shareholders approved a two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares which was effective on July 30, 2007.
During the quarter Shaw repurchased 4,408,400 of its Class B Non-Voting Shares for cancellation for $104.8 million ($23.76 per share). For the year, share repurchases represent 1.0% of Class B Non-Voting Shares outstanding at August 31, 2006.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Shaw Communications Inc.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006

($000’s Cdn)
Cable free cash flow (1)	54,286	34,694	237,601	193,398
Combined satellite free cash flow (1)	21,783	20,158	118,591	72,047

Consolidated	76,069	54,852	356,192	265,445

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Service revenue (third party)	542,171	467,252	16.0	2,082,652	1,808,583	15.2

Service operating income before amortization (1)	266,584	216,802	23.0	995,694	857,466	16.1
Less:
Interest	51,056	51,955	(1.7)	205,062	210,758	(2.7)
Cash taxes on net income	—	(1,357)	(100.0)	—	1,761	(100.0)

Cash flow before the following:	215,528	166,204	29.7	790,632	644,947	22.6

Capital expenditures and equipment costs (net):
New housing development	23,105	18,199	27.0	90,016	79,230	13.6
Success based	22,763	18,830	20.9	82,238	87,365	(5.9)
Upgrades and enhancement	65,041	59,740	8.9	254,786	192,875	32.1
Replacement	14,510	8,702	66.7	44,489	38,807	14.6
Buildings/other	35,823	26,039	37.6	81,502	53,272	53.0

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	161,242	131,510	22.6	553,031	451,549	22.5

Free cash flow (1)	54,286	34,694	56.5	237,601	193,398	22.9

Operating margin	49.2%	46.4%	2.8	47.8%	47.4%	0.4

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	During the quarter Digital Phone lines grew by 41,604 to 385,357. Service expansion continued in the quarter with launches in British Columbia in Nanaimo, Cloverdale, Port Moody, and Summerland and each of their surrounding areas. Most recently the service was made available in Duncan, British Columbia and Portage La Prairie, Manitoba.

•	Internet penetration of basic now exceeds 65% and as at August 31, 2007 Shaw had 1,451,756 customers, adding 29,857 in the quarter. Digital customers increased by 15,709 to 763,140 and Basic cable subscribers decreased by 2,057 to 2,226,841.

•	During 2007 the Company completed acquisitions of several cable systems that complement existing operations adding approximately 20,000 cable subscribers.

•	Free cash flow for the three and twelve month periods of $54.3 million and $237.6 million, respectively, compares to $34.7 million and $193.4 million in the same periods last year.
Cable service revenue improved 16.0% and 15.2% over the comparable quarter and annual periods last year to $542.2 million and $2.08 billion. Customer growth, rate increases and the impact of acquisitions completed since June, 2006 accounted for the increase. During the current quarter rate increases were implemented on most stand-alone cable and internet services, packages and specialty services. The increases, which were partially implemented in July, are expected to generate additional revenues of approximately $6.5 million per month. Service operating income before amortization increased 23.0% and 16.1%, respectively, over the comparable three and twelve month period to $266.6 million and $995.7 million. The increase was mainly driven by improved revenue partially offset by costs related to the revenue growth.
Service revenue was up 2.9% or $15.3 million over the third quarter of fiscal 2007 mainly due to the rate increase implemented in the quarter. Service operating income before amortization improved 7.9% or $19.4 million over this same period primarily due to the revenue related growth.
Total capital investment of $161.2 million and $553.0 million for the three and twelve month period increased $29.7 million and $101.5 million, respectively, over the same periods last year.
Investment in the Upgrade and Enhancements and Replacement categories combined increased $11.1 million and $67.6 million, respectively, for the quarter and annual period over the same periods last year. These increased investments expand plant capacity to support digital phone and internet growth, as well as Video-On-Demand (“VOD”), digital cable and high definition (“HD”) TV initiatives.
Buildings and Other spending increased $9.8 million and $28.2 million for the quarter and annual period, respectively, over the same periods last year. The increase in both periods was primarily due to investments to upgrade certain corporate assets and various facilities projects.
Success based capital increased over the comparable quarter by $3.9 million and decreased $5.1 million on an annual basis. Internet success based capital was up during both periods as a result of increased promotions. The annual impact of these promotions was more than offset by

Shaw Communications Inc.
reduced success based capital related to sales of digital cable terminals (“DCT”) as a result of price increases implemented during the latter part of fiscal 2006.
In fiscal 2007 the Company completed acquisitions of several cable systems in British Columbia and Ontario that complement existing cable systems adding approximately 20,000 cable subscribers. The systems acquired provide synergies with existing operations and represent growing markets.
During the quarter Shaw announced several additions to its channel line-up, continuing to enhance its available sports programming. With the recent launch of the Setanta International Sports Pak, the Company now delivers the best in professional soccer and rugby, and commencing with the 2007/08 hockey season started to offer NHL Centre Ice. Setanta viewers are able to follow the most popular soccer teams and with the Centre Ice package, hockey fans have access to at least 1,000 regular season and selected play-off games, with over 200 of these being available in HD. Shaw currently has over 200,000 HD capable cable customers.
SUBSCRIBER STATISTICS

			August 31, 2007
			Three months ended		Year ended
	August 31,	August 31,		Change		Change
	2007	2006(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,226,841	2,206,320	(2,057)	(0.1)	20,521	0.9
Penetration as % of homes passed	64.6%	65.4%
Digital terminals	1,016,564	856,797	31,054	3.2	159,767	18.6
Digital customers	763,140	672,584	15,709	2.1	90,556	13.5

INTERNET:
Connected and scheduled	1,451,756	1,317,455	29,857	2.1	134,301	10.2
Penetration as % of basic	65.2%	59.7%
Standalone Internet not included in basic cable	182,569	158,475	7,075	4.0	24,094	15.2

DIGITAL PHONE:
Number of lines(2)	385,357	212,707	41,604	12.1	172,650	81.2

(1)	August 31, 2006 statistics are restated for comparative purposes to adjust subscribers as if the acquisitions of cable systems in British Columbia and Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended August 31,		Year ended August 31,
Churn (3)	2007	2006	2007	2006

Digital customers	4.3%	4.2%	14.3%	14.7%
Internet customers	4.8%	4.5%	15.2%	14.9%

(3)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
Digital and On-Demand services continue to grow and the Digital customer base has increased from 30% of basic customers at August 31, 2006 to almost 35% at the end of fiscal 2007. Earlier this year the Company launched a new low priced digital terminal and with this, and on-going demand for HD along with enhancements and expansion of the available programming, the Company anticipates continued growth in this area.

Shaw Communications Inc.
Digital Phone service expansion continued in the quarter with launches in British Columbia in Nanaimo, Cloverdale, Port Moody, and Summerland and each of their surrounding areas. Most recently the service was made available in Duncan, British Columbia and Portage La Prairie, Manitoba. The Company also enhanced the service adding several new features, included at no additional charge, which allow customers more flexibility to manage unsolicited phone calls.
Shaw has recently launched a commercial voice service for small to medium sized businesses in Calgary, Edmonton and Vancouver, and plans to continue roll-outs in its other major centres in fiscal 2008.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	151,491	143,652	5.5	605,176	567,807	6.6
Satellite Services	21,809	20,984	3.9	86,617	82,894	4.5

	173,300	164,636	5.3	691,793	650,701	6.3

Service operating income before amortization (1)
DTH (Star Choice)	48,048	46,338	3.7	196,404	175,401	12.0
Satellite Services	11,420	11,987	(4.7)	47,527	45,050	5.5

	59,468	58,325	2.0	243,931	220,451	10.7
Less:
Interest (2)	8,979	10,408	(13.7)	38,563	42,100	(8.4)
Cash taxes on net income	—	(68)	(100.0)	—	98	(100.0)

Cash flow before the following:	50,489	47,985	5.2	205,368	178,253	15.2

Capital expenditures and equipment costs (net):
Success based (3)	24,667	19,833	24.4	73,504	85,341	(13.9)
Transponders and other	4,039	7,994	(49.5)	13,273	20,865	(36.4)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	28,706	27,827	3.2	86,777	106,206	(18.3)

Free cash flow (1)	21,783	20,158	8.1	118,591	72,047	64.6

Operating Margin	34.3%	35.4%	(1.1)	35.3%	33.9%	1.4

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc
OPERATING HIGHLIGHTS
•	Free cash flow of $21.8 million and $118.6 million for the three and twelve month periods, respectively, compares to $20.2 million and $72.0 million for the same periods last year.

•	During the quarter Star Choice added 1,686 customers and as at August 31, 2007 customers now total 879,585.
Service revenue was up 5.3% and 6.3% over the comparable quarter and annual period last year to $173.3 million and $691.8 million, respectively. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization increased 2.0% and 10.7% for each of the comparable three and twelve month period, respectively, to $59.5 million and $243.9 million. The improvements in both periods were driven by the growth in service revenue while the annual period also benefited from lower sales related expenses and reduced bad debt. Improvements in both periods were partially offset by higher costs related to increased transponder capacity.
Service revenue declined marginally over the third quarter of fiscal 2007 and this change, combined with higher sales related expenses in the current quarter contributed to a decrease of $4.1 million in service operating income before amortization.
Capital investment of $28.7 million for the quarter compared to $27.8 million in the same period last year. Spending of $86.8 million in the annual period decreased $19.4 million over the prior year.
Quarterly success based capital increased $4.8 million over the comparable period last year mainly due to upgrade projects undertaken in the quarter as well as promotions in the quarter that provided more favorable pricing to retailers. On an annual basis, success-based capital decreased $11.8 million over the comparable period due to favorable pricing of receivers and reduced activations. Spending in Transponders and Other for the three and twelve month period of $4.0 million and $13.3 million, respectively, decreased $4.0 million and $7.6 million over the same periods last year. The decline in the quarter was attributable to higher facilities spending in the same quarter last year, while the comparable annual period also included increased investments related to additional transponder capacity.
Star Choice expanded their channel line up during the fourth quarter adding Setanta International Sports Pak, delivering professional soccer and rugby from the English Premier League, the Rugby World Cup and the Aussie Football League, and most recently launched NHL Centre Ice.
During the fourth quarter Star Choice started several upgrade projects to expand its HD capacity. These projects were completed early in fiscal 2008 and included moving to a more advanced technology for HD signals which allows for an increase in the number of HD channels per transponder. During fiscal 2007 Star Choice increased the number of HD channels offered from 14 to 25 and since August 31, 2007 has added an additional 7 channels to currently offer 32 HD channels. Star Choice now has over 140,000 HD capable customers.

Shaw Communications Inc
SUBSCRIBER STATISTICS

			August 31, 2007
			Three months ended		Year ended
	August 31, 2007	August 31, 2006	Growth	%	Growth	%

Star Choice customers (1)	879,585	869,208	1,686	0.2	10,377	1.2

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended August 31,		Year ended August 31,
Churn (2)	2007	2006	2007	2006

Star Choice customers	3.3%	3.0%	11.3%	11.5%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Amortization revenue (expense) - Deferred IRU revenue	3,137	3,137	—	12,547	12,546	—
Deferred equipment revenue	28,408	21,714	30.8	104,997	80,256	30.8
Deferred equipment cost	(53,007)	(49,609)	6.8	(203,597)	(200,218)	1.7
Deferred charges	(1,315)	(1,242)	5.9	(5,153)	(5,328)	(3.3)
Property, plant and equipment	(97,796)	(96,759)	1.1	(381,909)	(385,607)	(1.0)

The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005.
Interest

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Interest	60,387	62,721	(3.7)	245,043	254,303	(3.6)

Interest expense decreased over the comparative year as a result of lower average debt levels. In addition, both the current quarter and twelve month period benefited from the interest earned on short term investments as a portion of the proceeds from the $400 million senior unsecured notes on March 2, 2007 was invested in short term deposits pending the repayment of maturing debt in the fall.

Shaw Communications Inc.
Investment activity
During the comparative quarter, the Company disposed of its investment in two specialty channels and realized a gain of $3.2 million. The twelve month periods include the sale of minor interests in publicly traded companies which resulted in gains of $0.4 million and $47.0 million for 2007 and 2006, respectively.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Foreign exchange gain on unhedged long-term debt	—	9	(100.0)	—	5,369	(100.0)

In June 2006, the Company amended its existing credit facility and repaid US dollar denominated bank loans. Until that time Shaw recorded foreign exchange gains on the translation of foreign denominated unhedged bank debt. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter of 2006 to hedge the redemption of the issue. Currently the Company does not have any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further foreign exchange gains and losses.
Under Canadian generally accepted accounting principles (“GAAP”), the Company translates long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency agreements (which fix the liability for interest and principal), long-term debt would increase by $456.1 million (August 31, 2006 — $408.7 million) which represents the corresponding hedged amounts included in deferred credits.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”) and write-downs on investments.
Debt retirement costs
The debt retirement costs in the prior year arose on the write-off of the remaining deferred financing charges associated with the redemption of the US $172.5 million COPrS and $150.0 million COPrS in the second and fourth quarters of 2006, respectively.

Shaw Communications Inc.
Income Taxes
Income taxes increased over the comparative periods mainly due to higher future income tax recoveries recorded in fiscal 2006 and increased income taxes on higher service operating income before amortization in the current fiscal year. In the first, third and fourth quarters of 2006, the Company recorded $31.4 million, $23.4 million and $150.0 million, respectively, of future tax recoveries primarily related to reductions in corporate income tax rates. In the fourth quarter of 2007, the Company recorded $35.5 million of future income tax recoveries.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2006. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2006 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at August 31, 2007 were $8.2 billion compared to $7.7 billion at August 31, 2006. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2006.
Current assets increased by $238.2 million due to increases in cash and cash equivalents of $165.3 million, accounts receivable of $17.4 million, inventory of $6.6 million and future income taxes of $46.0 million. Cash and cash equivalents increased as a portion of the proceeds from the issue of $400 million senior unsecured notes on March 2, 2007 was invested in short term deposits pending the repayment of maturing debt later in the calendar year. Accounts receivable increased primarily due to customer growth, rate increases and a reduction in allowance for doubtful accounts due to lower bad debt experience, while inventories increased due to timing of purchases and continued growth. Future income taxes increased due to the anticipated use of a higher amount of non-capital loss carryforwards.
Investments and other assets decreased by $10.1 million due to the sale of an interest in a publicly traded company.
Property, plant and equipment increased by $172.8 million as current year capital expenditures exceeded amortization.
Deferred charges increased $16.6 million primarily due to an increase in deferred equipment costs of $15.5 million.
Broadcast rights increased by $84.6 million due to the acquisition of various cable systems.
Current liabilities (excluding current portion of long-term debt) decreased by $28.2 million due to decreases in bank indebtedness of $20.4 million and accounts payable of $19.7 million, both of which were partially offset by an increase in unearned revenue of $12.4 million. Accounts payable decreased mainly due to timing of certain payments while unearned revenue increased due to customer growth and rate increases.

Shaw Communications Inc.
Total long-term debt increased by $72.2 million as a result of the issuance of $400.0 million senior unsecured notes, partially offset by repayment of bank borrowings and Partnership debt of $280.4 million and a decrease of $47.4 million relating to the translation of hedged US denominated debt. Net long-term debt, after considering the $165.3 million of cash invested in short-term deposits pending the repayment of maturing debt, decreased.
Other long-term liability increased due to the current year defined benefit pension plan expense.
Deferred credits increased by $50.8 million principally due to higher deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $47.4 million and an increase in deferred equipment revenue of $21.3 million, both of which were partially offset by amortization of deferred IRU rental revenue of $12.5 million. Future income taxes increased by $204.0 million due to the impact of cable system acquisitions and the future income tax expense recorded in the current year.
Share capital increased by $76.2 million due to the net impact of issuance and repurchase of Class B Non-Voting Shares. During the year, the Company issued 179,588 Class B Non-Voting Shares for $3.0 million as partial consideration in respect of a cable system acquisition and 5,678,963 Class B Non-Voting Shares were issued for $95.4 million under the Company’s option and warrant plans. During the fourth quarter, the Company repurchased 4,408,400 Class B Non-Voting Shares for cancellation for $104.8 million, of which $22.1 million reduced share capital and $82.7 million increased the deficit. As of September 30, 2007, share capital is as reported at August 31, 2007 with the exception of the issuance of 304,498 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $356.2 million of consolidated free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $92.1 million, the net increase in debt of $99.6 million, proceeds on the sale of various assets of $16.0 million, and other net items of $8.1 million to fund the cash component of cable systems acquisitions of $72.4 million, purchase $104.8 million of Class B Non-Voting shares for cancellation, pay common share dividends of $201.2 million, invest in short term deposits of $165.3 million and fund the net change in working capital requirements of $28.3 million.
On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 30,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 17, 2006 to November 16, 2007. In the fourth quarter the Company repurchased 4,408,400 Class B Non-Voting Shares for cancellation for $104.8 million.
On March 2, 2007, Shaw issued $400 million of senior unsecured notes at a rate of 5.70% due March 2, 2017. Net proceeds (after issue and underwriting expenses) of $394.8 million were used for repayment of unsecured bank loans, general working capital purposes and to invest in short-term deposits pending the repayment of maturing debt. The notes were issued at a discount of $0.9 million.

Shaw Communications Inc.
During 2007, the Company extended the term of its $1.0 billion revolving credit facility to May 2012 and had access to $1.0 billion of available credit facilities at August 31, 2007. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Funds flow from operations	272,545	220,617	23.5	1,028,363	847,197	21.4
Net decrease (increase) in non-cash working capital balances related to operations	23,080	33,414	(30.9)	(28,350)	(324)	(>100.0)

	295,625	254,031	16.4	1,000,013	846,873	18.1

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended August 31,			Year ended August 31,
	2007	2006	Increase	2007	2006	Increase

($000’s Cdn)
Cash flow used in investing activities	(194,767)	(148,171)	46,596	(719,777)	(489,096)	230,681

The cash used in investing activities increased over the comparative periods due to higher capital expenditures. The twelve month period was also impacted by higher cash outlay on business acquisitions in 2007 and lower proceeds on sale of investments and other assets due to the sale of Canadian Hydro in 2006, both of which were partially offset by lower cash requirements for deferred financing costs in the current year.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006

(In $millions Cdn)
Bank loans and bank indebtedness – net borrowings (repayments)	—	150.7	(300.4)	(496.3)
Proceeds on $400 million senior unsecured notes	—	—	400.0	—
Proceeds on $300 million senior unsecured notes	—	—	—	300.0
Proceeds on $450 million senior unsecured notes	—	—	—	450.0
Dividends	(60.8)	(29.2)	(201.2)	(103.3)
Repayment of Partnership debt	(0.1)	(0.1)	(0.4)	(0.4)
Issue of Class B Non-Voting Shares	19.1	1.9	92.1	2.3
Purchase of Class B Non-Voting Shares for cancellation	(104.8)	(88.6)	(104.8)	(146.6)
Proceeds on bond forwards	—	—	0.2	2.5
Proceeds on prepayment of IRU	—	—	—	0.2
Cost to terminate forward contracts	—	—	(0.4)	(15.8)
Redemption of COPrS	—	(150.0)	—	(351.9)
Repayment of long-term debt acquired on business acquisition	—	(0.2)	—	(0.2)

	(146.6)	(115.5)	(114.9)	(359.5)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings per	from
	revenue	amortization(1)	Net income	share(2)	operations (3)

($000’s Cdn except per share amounts)
2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

2006
Fourth	631,888	275,127	210,369	0.49	220,617
Third	626,654	279,544	126,410	0.29	221,099
Second	611,197	267,924	45,790	0.11	208,273
First	589,545	255,322	75,681	0.17	197,208

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.48.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the second

Shaw Communications Inc.
quarter of 2006 and the first and second quarters of 2007. Net income declined by $29.9 million in the second quarter of 2006 and by $129.2 million in the first quarter of 2007 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $31.4 million and $150.0 million to net income in the first and fourth quarters of 2006, respectively. The decline in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2006 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of risks and uncertainties. These factors include include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these

Shaw Communications Inc.
cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	August 31, 2007	August 31, 2006

ASSETS
Current
Cash and cash equivalents	165,310	—
Accounts receivable	155,499	138,142
Inventories	60,601	53,994
Prepaids and other	23,834	20,870
Future income taxes	185,000	139,000

	590,244	352,006
Investments and other assets	7,881	17,978
Property, plant and equipment	2,422,900	2,250,056
Deferred charges	278,525	261,908
Intangibles Broadcast rights	4,776,078	4,691,484
Goodwill	88,111	88,111

	8,163,739	7,661,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	20,362
Accounts payable and accrued liabilities	441,444	461,119
Income taxes payable	4,304	4,918
Unearned revenue	118,915	106,497
Current portion of long-term debt [note 4]	297,238	449

	861,901	593,345
Long-term debt [note 4]	2,771,316	2,995,936
Other long-term liability [note 9]	56,844	37,724
Deferred credits	1,151,724	1,100,895
Future income taxes	1,327,914	1,123,938

	6,169,699	5,851,838

Contingency [note 10]

Shareholders’ equity
Share capital [note 5]	2,053,160	1,976,966
Contributed surplus [note 5]	8,700	5,110
Deficit	(68,132)	(172,701)
Cumulative translation adjustment	312	330

	1,994,040	1,809,705

	8,163,739	7,661,543

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended		Year ended
	August 31,		August 31,
[thousands of Canadian dollars except per share amounts]	2007	2006	2007	2006

Service revenue [note 2]	715,471	631,888	2,774,445	2,459,284
Operating, general and administrative expenses	389,419	356,761	1,534,820	1,381,367

Service operating income before amortization [note 2]	326,052	275,127	1,239,625	1,077,917
Amortization:
Deferred IRU revenue	3,137	3,137	12,547	12,546
Deferred equipment revenue	28,408	21,714	104,997	80,256
Deferred equipment cost	(53,007)	(49,609)	(203,597)	(200,218)
Deferred charges	(1,315)	(1,242)	(5,153)	(5,328)
Property, plant and equipment	(97,796)	(96,759)	(381,909)	(385,607)

Operating income	205,479	152,368	766,510	579,566
Interest expense [note 2]	(60,387)	(62,721)	(245,043)	(254,303)

	145,092	89,647	521,467	325,263
Gain on sale of investments	—	3,180	415	50,315
Foreign exchange gain on unhedged long-term debt	—	9	—	5,369
Fair value loss on a foreign currency forward contract	—	—	—	(360)
Debt retirement costs	—	(4,125)	—	(12,248)
Other gains	580	935	9,105	6,205

Income before income taxes	145,672	89,646	530,987	374,544
Income tax expense (recovery)	9,997	(120,486)	142,871	(83,662)

Income before the following	135,675	210,132	388,116	458,206
Equity income on investees	257	237	363	44

Net income	135,932	210,369	388,479	458,250
Deficit, beginning of period	(60,601)	(291,861)	(172,701)	(428,855)
Reduction on Class B Non-Voting Shares purchased for cancellation	(82,702)	(61,971)	(82,702)	(97,056)
Amortization of opening fair value loss on a foreign currency forward contract	—	—	—	(1,705)
Dividends — Class A and Class B Non-Voting Shares	(60,761)	(29,238)	(201,208)	(103,335)

Deficit, end of period	(68,132)	(172,701)	(68,132)	(172,701)

Earnings per share [note 6]
Basic	0.31	0.49	0.90	1.05
Diluted	0.31	0.48	0.89	1.05

[thousands of shares]
Weighted average participating shares outstanding during period	433,864	432,795	432,493	435,332
Participating shares outstanding, end of period	431,334	429,884	431,334	429,884

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Year ended
	August 31,		August 31,
[thousands of Canadian dollars]	2007	2006	2007	2006

OPERATING ACTIVITIES [note 7]
Funds flow from operations	272,545	220,617	1,028,363	847,197
Net decrease (increase) in non-cash working capital balances related to operations	23,080	33,414	(28,350)	(324)

	295,625	254,031	1,000,013	846,873

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(159,162)	(111,694)	(554,565)	(423,855)
Additions to equipment costs (net) [note 2]	(35,280)	(21,541)	(96,516)	(107,929)
Net addition to inventories	(298)	(4,124)	(6,607)	(8,770)
Cable business acquisitions [note 3]	(136)	(5,829)	(72,361)	(5,829)
Proceeds on sale of investments and other assets	121	3,704	15,970	88,143
Acquisition of investments	—	(6,488)	—	(9,392)
Additions to deferred charges	(12)	(2,199)	(5,698)	(21,464)

	(194,767)	(148,171)	(719,777)	(489,096)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	20,362	(20,362)	20,362
Increase in long-term debt	—	270,000	460,000	1,295,000
Long-term debt repayments	(115)	(289,781)	(340,449)	(1,414,067)
Cost to terminate forward contracts	—	—	(370)	(15,774)
Issue of Class B Non-Voting Shares, net of after-tax expenses	19,111	1,858	92,058	2,274
Proceeds on bond forwards	—	—	190	2,486
Proceeds on prepayment of IRU	—	—	—	228
Purchase of Class B Non-Voting Shares for cancellation	(104,763)	(88,686)	(104,763)	(146,640)
Dividends paid on Class A and Class B Non-Voting Shares	(60,761)	(29,238)	(201,208)	(103,335)

	(146,528)	(115,485)	(114,904)	(359,466)

Effect of currency translation on cash balances and cash flows	(6)	—	(22)	(24)

Increase in cash	(45,676)	(9,625)	165,310	(1,713)
Cash, beginning of the period	210,986	9,625	—	1,713

Cash, end of the period	165,310	—	165,310	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.
Applicable share, per share and option amounts have been retroactively adjusted to reflect the two-for-one stock split of the Company’s Class A and Class B Non-Voting Shares effective July 30, 2007.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Service revenue
Cable	543,116	468,014	2,086,066	1,811,579
DTH	152,957	145,058	611,713	573,100
Satellite Services	22,684	21,869	90,117	86,434

Inter segment -	718,757	634,941	2,787,896	2,471,113
Cable	(945)	(762)	(3,414)	(2,996)
DTH	(1,466)	(1,406)	(6,537)	(5,293)
Satellite Services	(875)	(885)	(3,500)	(3,540)

	715,471	631,888	2,774,445	2,459,284

Service operating income before amortization
Cable	266,584	216,802	995,694	857,466
DTH	48,048	46,338	196,404	175,401
Satellite Services	11,420	11,987	47,527	45,050

	326,052	275,127	1,239,625	1,077,917

Interest (1)
Cable	51,056	51,955	205,062	210,758
DTH and Satellite Services	8,979	10,408	38,563	42,100
Burrard Landing Lot 2 Holdings Partnership	352	358	1,418	1,445

	60,387	62,721	245,043	254,303

Cash taxes (1)
Cable	—	(1,357)	—	1,761
DTH and Satellite Services	—	(68)	—	98

	—	(1,425)	—	1,859

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Capital expenditures accrual basis
Cable	121,979	110,482	471,058	389,138
Corporate	29,580	20,179	62,427	43,018

Sub-total Cable including corporate	151,559	130,661	533,485	432,156
Satellite (net of equipment profit)	3,109	7,135	9,807	17,670

	154,668	137,796	543,292	449,826

Equipment costs (net of revenue received)
Cable	9,683	849	19,546	19,393
Satellite	25,597	20,692	76,970	88,536

	35,280	21,541	96,516	107,929

Capital expenditures and equipment costs (net)
Cable	161,242	131,510	553,031	451,549
Satellite	28,706	27,827	86,777	106,206

	189,948	159,337	639,808	557,755

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	159,162	111,694	554,565	423,855
Additions to equipment costs (net)	35,280	21,541	96,516	107,929

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	194,442	133,235	651,081	531,784
Decrease (increase) in working capital related to capital expenditures	(3,536)	27,078	(7,678)	31,343
Less: Partnership capital expenditures (1)	—	—	—	(1,803)
Less: IRU prepayments (2)	—	(75)	(7)	(281)
Less: Satellite equipment profit (3)	(958)	(901)	(3,588)	(3,288)

Total capital expenditures and equipment costs (net) reported by segments	189,948	159,337	639,808	557,755

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2006 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,300,834	894,893	529,411	7,725,138

Corporate assets				438,601

Total assets				8,163,739

	August 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,965,103	896,941	564,044	7,426,088

Corporate assets				235,455

Total assets				7,661,543

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
3. CABLE BUSINESS ACQUISITIONS

August 31, 2007
Total
		Issuance of Class B	purchase
	Cash	Non-Voting Shares	price
	$	$	$

Cable systems	72,336	3,000	75,336

     A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	8,232
Broadcast rights	84,594

92,826

Working capital deficiency	2,973
Future income taxes	14,517

17,490

Purchase price	75,336

During the year, the Company purchased four cable systems serving approximately 20,200 basic subscribers in British Columbia and Ontario. The $3,000 value of the 179,588 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price over a short period prior to the date the terms of the purchase were agreed to and announced.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		August 31, 2007			August 31, 2006
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt(1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$
Corporate
	Fixed and
Bank loans (2)	variable	—	—	—	280,000	—	280,000
Senior notes-
Due March 2, 2017 (3)	5.72	400,000	—	400,000	—	—	—
Due November 16, 2012	6.11	450,000	—	450,000	450,000	—	450,000
Due May 9, 2016	6.34	300,000	—	300,000	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	464,728	177,892	642,620	486,332	156,288	642,620
US $225,000 due April 6, 2011	7.68	237,645	118,193	355,838	248,693	107,145	355,838
US $300,000 due December 15, 2011	7.61	316,860	159,990	476,850	331,590	145,260	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS -
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000

		2,915,993	456,075	3,372,068	2,843,375	408,693	3,252,068

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior
Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,561	—	22,561	23,010	—	23,010

		152,561	—	152,561	153,010	—	153,010

Total consolidated debt		3,068,554	456,075	3,524,629	2,996,385	408,693	3,405,078
Less current portion (4)		297,238	—	297,238	449	—	449

		2,771,316	456,075	3,227,391	2,995,936	408,693	3,404,629

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $456,075 (August 31, 2006 — $408,693) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at August 31, 2007:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn (excluding letters of credit of $492)	—	—	—

	1,050,000	1,000,000	50,000

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness. During the third quarter, the Company terminated the Satellite Services $10,000 demand operating line of credit.

(b)	During the third quarter, the Company extended the term of the $1 billion revolving credit facility by one year to May 31, 2012. The credit facility is unsecured and ranks pari passu with the senior unsecured notes.

(3)	On March 2, 2007 the Company issued $400,000 of senior notes at a rate of 5.70%. The effective interest rate is 5.72% due to the discount on issuance. The senior notes are unsecured obligations that rate equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	Current portion of long-term debt includes the Senior notes due October 17, 2007 and the amount due within one year on the Partnership’s mortgage bonds.
5. SHARE CAPITAL
Stock split
Effective as of the close of business on July 30, 2007, the Class A and Class B Non-Voting Shares were split on a two-for-one basis. Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.
As a result of the stock split, the number of outstanding options were adjusted, in accordance with existing plan provisions. All prior period number of options as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.
Issued and outstanding
Changes in Class A and Class B Non-Voting Share capital during the year ended August 31, 2007 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2006	22,583,864	2,475	407,299,808	1,974,491
Class A Share conversion	(20,800)	(2)	20,800	2
Purchase of shares for cancellation	—	—	(4,408,400)	(22,061)
Issued upon stock option plans exercises	—	—	5,678,963	95,397
Issued in respect of acquisition	—	—	179,588	3,000
Share issue costs	—	—	—	(142)

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687

Purchase of shares for cancellation
During the three months and year ended August 31, 2007, the Company purchased 4,408,400 Class B Non-Voting Shares for cancellation for $104,763 of which $22,061 reduced the state capital of the Class B Non-Voting Shares and $82,702 increased the deficit.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 32,000,000. To date, 5,789,895 Class B Non-Voting Shares have been issued under these plans. During the three months and year ended August 31, 2007, 1,178,009 and 5,642,161 options were exercised for $19,248 and $91,827, respectively.
     The changes in options for the year ended August 31, 2007 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding at beginning of period	19,117,602	16.30
Granted	6,693,500	19.03
Forfeited	(2,594,140)	17.56
Exercised	(5,642,161)	16.28

Outstanding at end of period	17,574,801	17.08

The following table summarizes information about the options outstanding at August 31, 2007:

	Number
	outstanding	Weighted average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	August 31, 2007	contractual life	exercise price	August 31, 2007	exercise price

$8.69	20,000	6.14	$8.69	15,000	$8.69
$14.85 — $22.27	16,522,801	6.27	$16.76	8,221,935	$16.32
$22.28 — $22.32	1,032,000	9.75	$22.32	—	—

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Net income for the period	135,932	210,369	388,479	458,250
Fair value of stock options	30	466	119	1,870

Pro forma net income for the period	135,902	209,903	388,360	456,380
Pro forma basic earnings per share	0.31	0.48	0.90	1.05

Pro forma diluted earnings per share	0.31	0.48	0.89	1.04

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
The weighted average estimated fair value at the date of the grant for common share options granted was $4.24 per option (2006 — $2.44 per option) and $3.73 per option (2006 — $1.44 per option) for the quarter and year respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006

Dividend yield	2.44%	1.91%	2.79%	1.91%
Risk-free interest rate	4.21%	4.36%	4.12%	3.98%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	22.7%	17.9%	26.0%	20.4%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
At August 31, 2007 there were 37,336 Satellite Services options outstanding with an exercise price of $3.88. The weighted average remaining contractual life of the Satellite Services options is 0.75 years. At August 31, 2007, 37,336 Satellite Services options were exercisable into 33,602 Class B Non-Voting Shares of the Company at $4.31 per Class B Non-Voting Share. No options were exercised during the current quarter. During the year ended August 31, 2007, 40,336 options were exercised into 36,302 Class B Non-Voting Shares for $367.
Warrants
Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and its subsidiary Star Choice had established a plan to grant warrants to acquire Satellite Services common shares at a price of $11.25 per share to distributors and dealers. In conjunction with the acquisition of Satellite Services, the warrants became convertible into Class B Non Voting Shares of Shaw.
On September 1, 2006, 500 warrants were exercised for $6 and the remaining 10,700 warrants expired.
Contributed surplus
The changes in contributed surplus are as follows:

	August 31, 2007	August 31, 2006
	$	$

Balance, beginning of period	5,110	1,866
Stock-based compensation	6,787	3,272
Stock options exercised	(3,197)	(28)

Balance, end of period	8,700	5,110

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006

Numerator ($)
Net income for basic earnings per share	135,932	210,369	388,479	458,250
Effect of potentially dilutive securities	—	1,414	—	5,658

Net income for diluted earnings per share	135,932	211,783	388,479	463,908

Denominator (thousands of shares)
Weighted average number of Class A and Class B Non-Voting Shares for basic earnings per share	433,864	432,795	432,493	435,332
Effect of potentially dilutive securities	4,562	6,542	3,249	8,054

Weighted average number of Class A and Class B Non-Voting Shares for diluted earnings per share	438,426	439,337	435,742	443,386

Earnings per share ($)
Basic	0.31	0.49	0.90	1.05
Diluted	0.31	0.48	0.89	1.05

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
7. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Net income	135,932	210,369	388,479	458,250
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(12,547)	(12,546)
Deferred equipment revenue	(28,408)	(21,714)	(104,997)	(80,256)
Deferred equipment cost	53,007	49,609	203,597	200,218
Deferred charges	1,315	1,242	5,153	5,328
Property, plant and equipment	97,796	96,759	381,909	385,607
Future income tax expense (recovery)	9,997	(119,061)	142,871	(85,521)
Write-down of investment	—	145	—	519
Gain on sale of investments	—	(3,180)	(415)	(50,315)
Foreign exchange gain on unhedged long-term debt	—	(9)	—	(5,369)
Equity income on investees	(257)	(237)	(363)	(44)
Fair value loss on a foreign currency forward contract	—	—	—	360
Debt retirement costs	—	4,125	—	12,248
Stock-based compensation	1,947	1,261	6,787	3,272
Defined benefit pension plan	3,613	3,152	19,120	12,612
Other	740	1,293	(1,231)	2,834

Funds flow from operations	272,545	220,617	1,028,363	847,197

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Accounts receivable	(4,508)	(10,717)	(16,435)	(23,561)
Prepaids and other	(2,304)	(4,577)	(9,563)	(5,741)
Accounts payable and accrued liabilities	27,371	49,159	(14,435)	22,338
Income taxes payable	(65)	(1,419)	661	(1,348)
Unearned revenue	2,586	968	11,422	7,988

	23,080	33,414	(28,350)	(324)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2007	2006	2007	2006
	$	$	$	$

Interest	18,335	28,317	231,513	245,404
Income taxes	6	(8)	(717)	3,203

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Year ended August 31,
	2007	2006
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	3,000	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
8. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended		Year ended
	August 31,		August 31,
	2007	2006	2007	2006
	$	$	$	$

Net income using Canadian GAAP	135,932	210,369	388,479	458,250
Add (deduct) adjustments for:
Deferred charges (2)	(6,780)	7,253	5,672	15,362
Foreign exchange gains (losses) on hedged long-term debt (8)	12,931	(3,667)	47,382	78,937
Reclassification of hedge gains (losses) from other comprehensive income (7)	(12,931)	3,667	(47,382)	(78,937)
Capitalized interest (11)	2,244	—	2,244	—
Income taxes (12)	(6,632)	(4,795)	(10,461)	(8,990)

Net income using US GAAP	124,764	212,827	385,934	464,622

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(6)	1	(18)	(35)
Reclassification adjustment for gains included in net income (6)	—	—	—	(29,728)
Adjustment to fair value of derivatives (7)	2,676	(7,316)	5,730	(62,843)
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt (7)	11,061	3,084	40,215	74,632
Minimum liability for pension plan (10)	5,813	3,316	5,813	2,848

	19,544	(915)	51,740	(15,126)

Comprehensive income using US GAAP	144,308	211,912	437,674	449,496

Net income per share using US GAAP	0.29	0.49	0.89	1.07

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	August 31, 2007		August 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Property, plant and equipment (11)	2,422,900	2,425,144	2,250,056	2,250,056
Deferred charges (2) (9) (10)	278,525	170,881	261,908	164,053
Broadcast rights (1) (4) (5)	4,776,078	4,750,844	4,691,484	4,666,250
Other long-term liabilities (7) (10)	56,844	683,722	37,724	612,306
Deferred credits (8) (9)	1,151,724	687,913	1,100,895	679,652
Future income taxes	1,327,914	1,271,791	1,123,938	1,072,990
Shareholders’ equity:
Share capital	2,053,160	2,053,160	1,976,966	1,976,966
Contributed surplus	8,700	8,700	5,110	5,110
Deficit	(68,132)	(178,652)	(172,701)	(280,675)
Accumulated other comprehensive loss	—	(126,746)	—	(117,176)
Cumulative translation adjustment	312	—	330	—

Total shareholders’ equity	1,994,040	1,756,462	1,809,705	1,584,225

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	August 31, 2007	August 31, 2006
	$	$

Shareholders’ equity using Canadian GAAP	1,994,040	1,809,705
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges (2)	(4,215)	(8,171)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	16,052
Gain on exchange of cable television systems (5)	50,063	50,063
Foreign exchange gains on hedged long-term debt (8)	386,075	345,860
Reclassification of hedge losses from other comprehensive income (7)	(386,075)	(345,860)
Capitalized interest (11)	1,566	—
Income taxes (12)	(8,068)	—
Accumulated other comprehensive loss	(126,746)	(117,176)
Cumulative translation adjustment	(312)	(330)

Shareholders’ equity using US GAAP	1,756,462	1,584,225

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]

	August 31, 2007	August 31, 2006
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	312	330
Fair value of derivatives (7)	(57,169)	(103,114)
Pension liability (10)	(69,889)	(14,392)

	(126,746)	(117,176)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(10)	Effective August 31, 2007, the Company adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. Under Statement No. 158, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the balance sheet and to recognize changes in the funded status in the year which the changes occur through accumulated other comprehensive income. The adoption of this standard resulted in a decrease in accumulated other comprehensive income at August 31, 2007 of $61,310, net of income taxes of $26,440.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]

Prior to the adoption of Statement No. 158, an additional minimum liability was recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability was offset in deferred charges up to an amount not exceeding the unamortized past service costs and the remaining difference was recognized in other comprehensive income, net of tax. For the year ended August 31, 2007, the Company recorded an increase of $5,813 to other comprehensive income, net of income taxes of $2,520.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the balance sheet.

(11)	Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(12)	Income taxes reflect the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.
9. OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan of $56,844 (August 31, 2006 — $37,724). The total benefit costs expensed under the Company’s defined benefit pension were $3,974 (2006 — $3,425), and $20,808 (2006 — $13,700) for the three months and year ended August 31, 2007 respectively.
10. CONTINGENCY
The Company has sought and obtained Intervener status in connection with an appeal to be heard by the Federal Court of Appeal regarding fees charged under Part II of the Broadcasting License Fee Regulations. It is possible that fees currently provided for with respect to all or part of the current year will not be required to be remitted and fees previously remitted may be recovered. The Company has not recorded a recovery for this contingency.
11. RELATED PARTY TRANSACTION
During the third quarter, the Company realized a gain of $2,680 on the sale of certain corporate assets to a company controlled by a Director of the Company. The transaction was recorded at the exchange amount which the parties have agreed represents the fair value of the assets.
12. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.
13. SUBSEQUENT EVENT
The Company repaid the $296,760 notes at maturity on October 17, 2007.